SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM 10-SB

General Form For Registration of Securities of
Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

ORBIS DEVELOPMENT, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	88-0396452 (I. R. S. Employer Identification No.)

313 Elks Point Road
Zephyr Cove, Nevada 89448
(Address of Principal Executive Offices, including Zip Code)

(775) 771-5115)
(Issuer’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class to be registered

N/A

Name of each exchange on which each class is to be registered

N/A

Securities registered pursuant to Section 12(g) of the
Common Stock $0.001 par value
(Title of class)

PART I

FORWARD-LOOKING STATEMENTS

      This Registration Statement on Form 10-SB includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). All statements, other than statements of historical fact, included in this Form 10-SB, including, without limitation, statements under “Description of Business” and “Management Discussion and Analysis or Plan of Operation” regarding the business strategy and plans and objectives of management of Orbis Development, Inc. for future operations, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results will vary and may vary materially from those expressed in such forward-looking statements. Many of the factors that would determine these results are beyond our ability to control or predict. Important factors that could cause actual results to differ materially from our expectations are disclosed in this Form 10-SB, including under the heading “Description of Business-Risk Factors Regarding Our Business.” These statements are based on our beliefs and assumptions, and on information currently available to us.

ITEM 1. DESCRIPTION OF BUSINESS

      Orbis Development, Inc. (formerly known as CyberGames International, Inc. and MasterCoin, Inc.) (“We,” “Orbis” or the “Company”) was incorporated on January 27, 1997 in the State of Nevada. To date, we have not commenced operations and we are still a development stage enterprise. During 2000 our management, working with certain strategic partners, initiated plans to focus our principal business activities in two areas. First, we intend to provide services as an Independent Service Organization/Merchant Portfolio Service Provider, whereby we will act as the intermediary in the exchange of information that must occur between merchants and credit card issuers before credit card transactions can be processed and settled. In that regard, we will be establishing arrangements and relationships to supply credit card processing services for banks and their merchants. Second, we intend to deploy technology and provide services designed to facilitate online pari-mutuel wagering.

      From January 1997 until October 1998, our business operations consisted primarily of efforts to develop and market online casino services. In June 1998 we discontinued developing online casino services and sold the online casino-related assets and operations to a former shareholder in exchange for the return of 700,000 shares of our common stock. In August 1999, we acquired certain software, leasehold interests and equipment that constituted the business of “MasterCoin,” a provider of electronic currency for Internet gaming, in exchange for 6,925,000 shares of our common stock. In February 2000, we returned the MasterCoin software to the vendor in exchange for cancellation of 5,325,000 of the shares of our common stock issued to such vendor. Then in April 2000, we sold the remaining MasterCoin leasehold interests and equipment in exchange for $1,015,000 in cash.

      Our principal executive offices are located at 313 Elks Point Road, Zephyr Cove, Nevada 89448, and our telephone number is (775) 771-5115. We also have two other locations from which we operate. We have a sales and marketing office at 400 Bel Marin Keys Blvd., Novato, California 94949. We also have an office for customer support located at 405 Central Street, Suite 300, St. Petersburg, Florida.

Our Proposed Services as an Independent Service Organization and Servicer of Merchant Portfolios

      We believe electronic commerce will continue to offer significant business opportunities for new and established businesses, financial institutions, and consumers. However, the actual execution of business transactions electronically requires a secure, cost-effective, and reliable means to collect payment data for the goods or services being sold. Until recently, merchants desiring to accept credit cards for the payment of goods and services had to rely almost exclusively on expensive, hard-wired cash registers and proprietary credit card reader terminals. The advent of the Internet and advances in personal computing are making it increasingly convenient for merchants to process payment transactions through flexible, inexpensive open architecture software-based solutions on personal computers or personal computer-based electronic cash registers. We intend to exploit this opportunity using the Orbis “payment processing solution,” a process that integrates certain software we propose to obtain from third-party developers with our tailored marketing and customer service approach.

      If we are able to deploy our payment processing solution, we will serve as an independent sales organization and servicer of merchant portfolios for our bank customers. In this capacity, we will provide acquiring banks with services and referrals of potential customers. Our role will be to facilitate credit card payment processing for merchants globally, acting as an intermediary in the exchange of information that must occur among banks, merchants and credit card issuers before merchant credit card transactions can be settled. We believe our solution will satisfy the need for secure, cost-effective online transaction processing with a collection of sophisticated payment processing applications developed by companies with which we have strategic partnerships and, in certain cases, in which we have made an investment.

      We plan to offer electronic transaction processing services to merchants with either point-of-sale or online business. We intend to offer end-to-end services, which means that we expect the Orbis payment solution will allow our customers to initiate, authorize, process, and manage credit card transactions in a real-time, online environment. Additionally, we have positioned the Orbis solution to meet the needs of sophisticated e-commerce merchants, as well as traditional point-of-sale merchants who seek to expand their business to the Internet. We propose to provide customer service professionals who will promptly deal with complaints or questions from merchants, and we will oversee the merchant acceptance and fraud detection processes on behalf of banks. We intend to offer superior performance and customer support for all types of payment transactions that can be sent over the Internet to bank networks and processors.

      To develop our customer base for our payment processing services, we recently initiated an internal sales force to focus on leveraging our existing banking and merchant relationships. Our sales force plans to develop potential customer referrals from financial institutions and their merchant bases. They also will develop leads for certain targeted classes of potential online customers, as well as other traditional retailers who understand the benefits of the payment solution we propose to offer. We intend to market the Orbis payment solution to banks and potential merchants throughout the world.

Key Strategic Relationships — Before we can deploy our electronic payment processing solution we need to:

      • Enter into definitive agreements with acquiring banks to serve as an Independent Service Organization and Merchant Portfolio Service Provider for such banks;

      • Enter into definitive agreements with companies that own and operate software that will connect merchants to our credit card processing solution; and

      • Promote the Orbis payment processing solution to banks and e-commerce and point-of-sale merchants throughout the world.

      To date, we have established three important “strategic relationships” related to our payment processing solution. The first is with Saint Kitts Nevis Anguilla National Bank Limited (the “Bank”) for the provision of services and the referral of potential merchants for the Bank’s approval. We have entered into a letter of intent to provide services and to refer potential merchants to the Bank. We do not expect to have an exclusive arrangement with the Bank, and we expect the Bank will use other service providers to process some of the transactions of the merchants it services. Under a proposed long-term agreement with the Bank to provide services and referrals of merchants, we would generate revenues from transaction volumes we process. We would expect to provide our electronic transaction processing services directly to the Bank’s merchant customers, and we would expect to provide these services to other independent sales organizations who would resell our services to their own portfolio of merchant customers. Additionally, we anticipate in the future we will provide services on behalf of U.S. acquiring banks for their merchants.

      Our second key relationship is with a private software provider who will facilitate online authorization and processing via a payment gateway. Online credit card transactions will be submitted through a web site hosted and maintained by us (www.orbisdevelopement.com), but will be screened and routed into our payment processing solution by an independent gateway provider. Under our agreement with the gateway provider, we would pay a fee to the gateway provider for each online transaction processed. The agreement with the gateway provider is expected to be terminable with notice of 30 days. Initially the software we will use to transmit, receive and evaluate transaction related information would not be proprietary Orbis technology.

      Finally, we have contracted with a private software provider who will facilitate processing, payment and settlement activity. Once screened and processed through the gateway, our third party credit card processor will “process” each transaction. This activity involves communication with the card issuer, or its agent, obtaining authorization for the specific purchases and submission of the transaction for settlement. Under our agreement with the transaction processor, credit card transactions submitted to it will be processed in exchange for a specific fee for each transaction. Our agreement is for a period of 5 years and is terminable by either party with notice of 180 days.

      We will depend on developers of the gateway and processor software for maintenance and for upgrades of software and systems we use to deliver our products. For most of these activities, we believe that there may be several other third party developers who can provide to us the same services at comparable prices. However, any interruption in the offering of services by the gateway provider or transaction processor, or any successor to those providers, or any failure by those third parties to perform in accordance with our expectations, could have a material negative effect on our operations and revenues.

Illustration of Application of the Orbis Payment Processing Solution

      Generally, merchants would need no more than an approved merchant account and a computer with an Internet connection in order to start processing their Internet transactions using the Orbis payment processing solution. The following paragraphs illustrate in simple terms how credit or debit card payments would be processed using our payment processing solution.

      After a merchant meets the underwriting criteria established by a bank and a merchant account has been established with a bank, the merchant would execute a contract with Orbis for the provision of our services and use of our online payment solution. For an online business, the merchant would establish a web site where they can accept orders and a bank account with a financial institution where the merchant’s credit card transactions would be processed. For a point-of-sale merchant, credit card transactions would be swiped through a terminal at the merchant’s facility and the amount of purchase would be entered for processing. Thereafter, the card and transaction information would be electronically transmitted through our approved gateway to our approved transaction processor. This means that our merchants would receive all the advantages of fast, reliable service, powerful data bases, and secure connectors right from their own Web browser.

      Our approved gateway would perform checks for authenticity via algorithm, card history, velocity, and data irregularity controls. If a card were accepted through this preliminary review, the transaction would be transmitted to the processor, where an authenticity check would be completed to verify that the card had not been listed as stolen, lost, altered or otherwise invalid. After the card is deemed to be valid, information would be transmitted to our third party processor who would proceed to seek authorization for payment for the transaction. Through the applicable card network, our processor would contact the card issuer’s authorization processor to request approval for the amount requested for payment. The entire approval process ranges in time from one-half second to 5 seconds on average.

      Our monitoring specialists would use software, databases and other processes to continually review merchant activity, and holds could be placed on merchant funds while our specialists investigate questionable activities. After a transaction is screened and approved, it would be submitted to the applicable card network for settlement. Each card member organization, such as VISA or MasterCard, then would process the settlement, deducting the appropriate interchange fees. They would place net settlement amounts in an account at the bank selected by the merchant. Each merchant would be paid after deducting the fees of the gateway, processor and Orbis. Payments to the merchants would be made according to the structured settlement cycle, which may be on a daily or weekly basis, and net funds due would be forwarded to the bank selected by the merchant.

      Our merchant care professionals would seek to remove barriers that might prevent or discourage a merchant from conducting business over the Internet. Our processing would be secured through a collection of fraud-detection routines and applications. With these processes, we intend to monitor merchant transactions for suspicious entries and data entry errors. We expect the Orbis solution should help merchants reduce their exposure to losses generated by credit-card fraud and/or data entry errors. Our processes also should protect the processing banks and merchants by scrutinizing transactions through the use of various automated fraud-detection applications and databases. We expect suspected fraudulent transactions would be detected and rejected prior to authorization. Orbis customers also would be alerted to evidence of the misuse of card information, detected by such methods as the verification addresses, velocity of purchases, and bad card histories.

Our Proposed Online Pari-mutuel Wagering Support Services

      Pari-mutuel wagering is a system of cooperative betting in which the holders of winning tickets divide the total amount of money bet on a race, after subtracting taxes, racetrack fees and other expenses. The uniqueness of pari-mutuel wagering is that the public itself determines the payoff odds (e.g. if many people have bet on the actual winner of a contest, then the payoff will be relatively low, simply because many winners will divide the pool). Pari-mutuel wagering is the accepted betting procedure at horse racing and dog racing tracks throughout the world, and although pari-mutuel wagering is used with respect to other types of racing or games, the term “pari-mutuel wagering” as used herein means the accepted betting procedure for horse and dog races.

      We are in discussions with Racing Services, Inc. (“RSI”), a U.S. company with headquarters in Fargo ND, concerning the deployment of our online pari-mutuel wagering support services. RSI has established relationships with, and facilitates pari-mutuel betting for over 70 horse and dog racing tracks throughout the United States. It also operates in Mexico, Central America and South America through a wholly owned subsidiary, Racing Services of Mexico, Ltd.

      Currently, certain online international off-track betting parlors permit their customers to bet on horse races taking place within the United States. However, their customers are not included in the general pool created and coordinated by RSI, and they do not normally have access to real-time racing odds that result from the betting decisions of other participants.

      In the fourth quarter of 2000 we formed a subsidiary, WWW Global Interamericana, Ltda., a Costa Rican corporation (“Global Limited”). As of the date of this registration statement, Global Limited has not commenced active business operations, but it has had extensive negotiations with Racing Services of Mexico, Ltd. to develop pari-mutuel horse racing in Mexico, Central America and South America. We presently own all of the outstanding capital stock of Global Limited, but under a proposed long-term licensing agreement with the other co-developers of our pari-mutuel business, they will receive 37-1/2% of Global Limited’s net profits in exchange for technology, marketing and distribution support. Additionally, prior to launch of this service, we expect we will issue up to 125,000 shares of our common stock to the developer of the software in exchange for the contribution of the pari-mutuel intellectual property to Global Limited.

      Under the proposed agreement with Racing Services of Mexico, Ltd., Global Limited would, in exchange for a fee, broker and facilitate arrangements between online international off-track betting parlors and Racing Services of Mexico, Ltd. Under this arrangement, customers of online international off-track betting parlors would be permitted to participate in, and obtain real-time odds and other information regarding, pari-mutuel wagering sponsored by Racing Services of Mexico, Ltd. We believe Global Limited would currently be the only source providing online pari-mutuel wagering in Mexico and South and Central America, although there can be no assurance that other enterprises will not undertake competitive operations.

      If Global Limited is permitted to broker and facilitate such relationships, we believe the participants will benefit in two key ways. First, online international off-track betting parlors will be able to offer real-time pari-mutuel wagering services to their customers. Second, customers of online international off-track betting parlors will enjoy expanded pari-mutuel wagering opportunities, with respect to which they will have real-time odds and racing forms and access to the direct pools at host tracks.

      We have not entered into any definitive agreements with RSI or Racing Services of Mexico, Ltd., and they have not entered into definite agreements regarding the services they expect to provide. We therefore can provide no assurance that Orbis will ever commence such line of business or if it does, exactly what our agreements with RSI and Racing Services of Mexico, Ltd. will be. Because this proposed line of business is only at a development stage, we have not developed a formal marketing strategy, hired staff dedicated to this proposed line of business or otherwise clearly identified the scope of the services Orbis would propose to offer. If such line of business is developed, we expect to provide referral, negotiation and other brokerage services and will not be involved in the development or operation of any online off-track betting parlors.

      We caution that our proposed online pari-mutuel wagering support service is at a conceptual, pre-agreement stage. Numerous items, including the following, must be addressed before we could commence such line of business:

          • Racing Services of Mexico, Ltd. and Global Limited must definitively determine to pursue, and enter into agreements regarding, the proposed online pari-mutuel wagering business;

          • We and our technology partners must develop or acquire the technology necessary to link the customers of various off-track betting parlors into the Racing Services of Mexico, Ltd. pari-mutuel pool.

Competition

      Orbis Payment Processing Solution — The market for payment processing services of the sort we intend to offer is rapidly evolving. Accordingly, there can be no assurance we will compete successfully.

      Although the electronic financial transaction industry is relatively new, it has generated a good deal of interest because it permits merchants to obtain prompt payment for their sales of goods and services at a relatively small price. As a result, the business is very competitive and there are many businesses seeking to sell such services or to process such transactions. The market for our proposed payment processing services also is subject to rapid technological change.

      We believe our principal competitors will include other independent processors and developers of other systems for e-commerce transaction processing, as well as certain major national and regional banks, financial institutions, and independent sales organizations. We also expect to face competition from online merchants who have made large initial investments in the development of custom systems and may therefore be less likely to adopt an outsourced transaction processing strategy.

      Many of the companies with which we will compete in e-commerce payment processing have established operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. Competition from those companies, as well as others, could seriously impede our ability to sell additional services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future services obsolete, unmarketable or less competitive. Competitive pressures would likely require the reduction of the prices we expect to realize from our services, which could materially and adversely affect our business, results of operations or financial condition.

      We expect we will compete on the basis of several key factors, including customer support, system reliability and performance, ease of implementation, and price. We believe our technology partners may have an edge over our known competitors because they have a variety of simple, inexpensive and flexible electronic transaction processing methodologies, and because they offer superior customer service support. We expect our payment solution will ultimately compete favorably with respect to each of these factors.

      Orbis Online Pari-mutuel Wagering Support Services — We are aware of no current sources of competition or of any businesses seeking to provide services of the sort we intend to offer.

Governmental Regulation

      We are not aware of any government regulations or rules which we expect to have a material adverse effect on our currently planned businesses. Although electronic transaction processing is regulated through the banking industry, we are not aware of any governmental entity that regulates the payment processing services that we propose to offer. The Company is aware of no current attempts to impose governmental regulation on the Company’s proposed payment processing business. Therefore, the Company is unable to predict in any meaningful way what regulation, if any, would be imposed and what effect it would have upon the Company.

      Gaming activities are subject to extensive statutory and regulatory control by state and federal authorities, as well as foreign governments, and are likely to be significantly affected by any changes in the political climate and economic and regulatory policies. Additionally, we expect we will directly or indirectly provide services to the gaming industry, such as referral services that facilitate online pari-mutuel wagering, and we may become subject to laws regulating or prohibiting one or more lines of business in which we have an interest.

Research and Development

      We do not currently engage in internal research and development activities. However, during the periods ended December 31, 1998 and 1997, we incurred research and development expenses of approximately $116,000 and $1,150,000, respectively. We incurred these expenses primarily for the purpose of developing computer software related to Internet casino operations that have been discontinued.

Employees

      As of May 31, 2001, we employed six employees, of which five were full-time and one was part-time. We consider our relationships with our employees to be good. In the event that additional full or part-time employees are required to conduct or expand our business operations, we believe we will be able to identify and hire qualified persons.

Risk Factors Regarding Our Business

      Our limited operating history makes it difficult for investors to evaluate our performance and/or assess our future prospects. We were initially incorporated in January 1997. From January 1997 to October 1998, our business operations consisted primarily of efforts to develop and market online casino services. We discontinued developing online casino services in June 1998. In August 1999, we completed the MasterCoin acquisition, which was subsequently rescinded. As a result, there is a very limited operating history upon which an evaluation of the Company can be based. The Company’s future prospects are subject to risks and uncertainties that are generally encountered by most companies in new and rapidly evolving markets. These risks include:

•	Whether we can successfully execute our business model for payment processing;

•	Whether the demand for our proposed services will grow to a level sufficient to support our operations;

•	Whether governing laws, regulations or regulatory initiatives will force us to discontinue or alter certain business operations or practices;

•	Whether we and our strategic partners can respond effectively to technological and market changes;

•	Whether we and our strategic partners can develop and maintain equal or superior products and services to the services and products of competitors;

•	Whether we can maintain strong alliances with those with whom we outsource our data and technology needs;

•	Whether we can successfully raise capital as needed to fund the investments in strategic partners; and

•	Whether we can generate the funds as needed to sell the services we intend to offer, and attract, retain, and motivate qualified personnel.

      There can be no assurance that we can be successful in addressing these risks. Our limited operating history and the uncertain nature of the market for our proposed services make the prediction of future results of operations difficult. As a result of the foregoing factors and the other factors identified in this registration statement, there can be no assurance that we will ever operate profitably on a quarterly or annual basis.

      We may become subject to government regulation and legal uncertainties. We believe that we are not currently subject to regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally. However, due to the increasing usage of the Internet and to possible concerns about online gaming in general, it is possible that a number of laws and regulations may be adopted in the future that would affect our conducting business over the Internet. Furthermore, the growth and development of the market for e-commerce may promote more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our services and increase our cost of doing business.

      We may incur liabilities and costs exceeding our reserves for charges disputed by holders of credit cards or due to merchant fraud. We may be responsible for paying charges stemming from disputes by holders of credit cards where we have provided the service that processed the credit or debit transaction. Generally, merchants have liability for these charges; however, in the case of merchant fraud or bankruptcy, or if the disputed items result from our error, we may be liable for the disputed charges. Utilizing our underwriting experience, we propose to establish reserves based on historical activity of merchants we service. We cannot guarantee these reserves will be adequate. Losses incurred in excess of reserves could have a material adverse effect on our financial condition and results of operations.

      We rely on third party technology providers to process transactions. We rely on software and technology solutions from third parties, including software solutions that we integrate to perform key processing functions. We cannot provide any assurance that our technology sources will continue to be available to us on commercially reasonable terms or at all. The loss of or inability to maintain any of these technology sources could result in delays in introduction of our services, which could have a material adverse effect on our business plan, financial condition and operating results. For most of the technology solutions we acquire, we believe there are other third party providers who can provide the same or similar solutions as those providers we currently use at comparable prices to us. Nonetheless, any loss or interruption of service by such providers would have an adverse effect on our business and prospects.

      Our services and products may become outdated. The electronic payments processing area is evolving rapidly and new payment technologies, products and methods are developing at an increasing rate. Wide-scale implementation of new technologies or payment processing methods, such as electronic cash equivalents or wireless communications, would cause us to modify our payment solution to remain competitive. No one can predict what new technologies and payment methods may evolve in the future, or whether our current proposed products or systems will be compatible.

      We have limited capital resources and cannot ensure access to additional capital if needed. Our historical operating losses have required us to seek additional capital through the issuance of our common stock on a number of occasions. If we continue to sustain operating losses in future periods, we could be forced to seek additional capital to fund our operations. We do not know whether we will be able to obtain additional capital if we need it or on what terms the capital would be available. Depending on market conditions, our prospects and a number of other factors not now known, additional financing may not be available or may involve material dilution to our current stockholders.

      We will market our transaction processing services and merchant portfolio services through several marketing channels, including banks. There has been and continues to be significant consolidation in the banking industry. As a result of consolidation, a bank customer that markets or utilizes our services may be acquired by an entity that competes with us or utilizes an alternative provider thereby eliminating the need for our services. Additionally, the increased purchasing power of larger consolidated organizations could lead to reductions in the amounts these organizations are willing to pay for our services. We cannot predict the overall impact of consolidation in the banking industry, and it could have a material adverse effect on our business, financial condition and results of operations.

      We must adapt to new regulations governing the transmission, use and processing of personal information in electronic commerce. Our services involve handling, transmitting, verifying and processing information concerning the customers of our merchants we service. As electronic commerce continues to evolve, federal, state and foreign governments may adopt laws and regulations covering user privacy. New laws regulating the solicitation, collection or processing of personal or consumer information could adversely affect our business.

      Our online pari-mutuel wagering support services are in the development stage, and we may never develop marketable services or products. We plan to provide referral and reconciliation services to facilitate online pari-mutuel wagering. We have not entered into any contracts with respect to, or otherwise obtained any commitments from anyone to purchase or use, the pari-mutuel support services we propose to offer. We can provide no assurance that there will be any demand for our pari-mutuel support services. If there is a demand, we can provide no assurance that the revenues generated from such services will exceed the costs associated with providing the services.

      We may not attract or retain qualified management and employees. Our future success and our ability to expand our operations will depend on our ability to retain highly qualified management and employees. As a small development stage company, we may have difficulty or even be unable to retain or attract highly qualified management and employees. Failure to attract and retain personnel could make it difficult for us to manage our business and meet our objectives, and will likely have a material adverse effect on our business operations. We do not carry key person life insurance on any of our senior management personnel. The loss of the services of any of our executive officers or other key employees could detrimentally affect us and have a material adverse effect on our business.

      We may conduct some of our business offshore. We, or our affiliates, may conduct some of our business offshore. Conducting business outside of the United States is subject to additional risks that may affect our ability to sell our products and services and result in reduced revenues, including, without limitation:

•	Changes in regulatory requirements;

•	Reduced protection of intellectual property rights;

•	Evolving privacy laws in foreign countries;

•	The burden of complying with a variety of foreign laws; and

•	Political or economic instability or constraints on international trade.

      We cannot be certain that one or more of these factors will not materially adversely affect our future international operations and, consequently, our business, financial condition, and operating results.

      Ownership of our common stock is concentrated. Our directors and executive officers as a group beneficially owned 2,585,700 shares (approximately 47%) of our outstanding common stock as of May 31, 2001. Additionally, one other shareholder owns 340,000 shares (6%) of our outstanding common stock as of May 31, 2001. As a result of their ownership of our common stock, our directors, executive officers and principal shareholders, collectively, may be able to control matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of Orbis, and this may have a material adverse effect on the trading price of our common stock.

      We have not sought to protect our ideas through registration of our intellectual property rights. We believe that our ability to succeed will depend, in part, upon distinctions between the electronic payment processing solution and pari-mutuel wagering services we intend to offer and those offered by competitors. Although we may attempt to copyright, trademark or patent some of our names, ideas and products in the future, we are not currently pursuing, and have no specific plans to pursue, registration of any copyrights, patents and trademarks in the United States or elsewhere. In addition, we are not aware of any efforts of our strategic partners to register or take steps to protect their proprietary ideas and processes that may be essential in the development of our business. If our strategic partners and we do not register, or otherwise take steps to protect, our proprietary ideas, we and our affiliates or partners may be unable to prevent competitors from copying or mimicking our products, services or other ideas. Our operations and financial condition will be adversely affected if we are unable to take legal action to prevent competitors, particularly competitors with substantial resources, wide recognition or other advantages, from using our proprietary ideas and processes.

      In addition, we expect to be dependent upon the intellectual property and other resources of our technology providers. We may be required to obtain licenses to certain intellectual property or other proprietary rights from such parties. Such licenses or proprietary rights may not be made available under acceptable terms, if at all. If we do not obtain required licenses or proprietary rights, we could encounter delays in product development or find that the deployment of technology and/or sale of services requiring such licenses are foreclosed.

      Our stock price is volatile. Our stock is presently traded on the “pink sheets.” The trading price of our Common stock has been and may continue to be subject to wide fluctuations. In the last twelve months our Common stock has traded as low as $l.00 and as high as $4.50. The wide swings in the price of our Common stock have not always been in response to factors that we can identify. Factors that are likely to contribute to the volatility of the trading price of our Common stock include, among others:

•	The relatively low volume of trading in our stock;

•	The number of short positions in our stock;

•	The control of the market for our stock by very few participants;

•	The general unavailability of information about our company and our business;

•	Financial predictions and recommendations by stock analysts (or the absence thereof) concerning us and generally companies competing in our market;

•	Public announcements of technical innovations relating to our business, new products or services by us or our competitors, or acquisitions or strategic alliances by us or our competitors;

•	Public reports concerning our services or those of our competitors or concerning developments or trends; and

•	Operating and stock price performance of companies that investors or stock analysts may deem comparable to us.

      We are unlikely to pay dividends on our common stock for the foreseeable future. We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future, and it is unlikely that investors will derive any current income from ownership of our common stock. This means that the potential for economic gain from ownership of our stock depends on appreciation of our common stock price and will only be realized by a sale of the common stock at a price higher than your purchase price.

      We have the right to, and expect to, issue additional shares of stock without shareholder approval. We have authorized capital of 25,000,000 shares of common stock. As of May 31, 2001, 5,517,000 shares of our common stock were issued and outstanding, and we expect we may issue up to 125,000 additional shares of our common stock in exchange for pari-mutuel technology. In addition, there are 1,200,000 shares of common stock reserved for issuance on the exercise or conversion of outstanding options to acquire common stock, of which options for 892,500 shares have been granted. Our board of directors has authority, without action or vote of our shareholders, to issue all or part of the authorized but unissued shares. In addition, our Articles of Incorporation, as amended, permit our Board of Directors to create and issue one or more series of preferred stock, which may be convertible into shares of our common stock, and may be entitled to preferential rights with respect to dividends, voting, distributions or other matters. Any such issuance of common or preferred stock will dilute the percentage ownership of our shareholders and may dilute the book value of outstanding shares of our common stock.

Basis for This Registration

      We are voluntarily filing this Registration Statement on Form 10-SB in order to make information concerning our business operations and activities more readily available to the public. As a result of filing this registration statement, we will become obligated to file with the SEC annual, quarterly and interim reports including an annual report containing audited financial statements. As a reporting company we intend to provide appropriate additional information about us to investors on a timely basis, which we hope will result in improved stock trading efficiency and reduced volatility in our stock price.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

      We have been a development stage company since our organization in January 1997. To date, we have not produced any revenue from operations from our current business activities, and have incurred losses through December 31, 2000 of approximately $1,641,000 ($1,861,000 through March 31, 2001). Of the losses incurred, $1,040,000 stems from software development and other costs associated with building an Internet casino business. We decided in June 1998 to abandon our attempt to develop an Internet casino.

      Due to the operating losses we have incurred, including approximately $461,000 in 2000, and negative cash flows from operating activities during the development stage, our auditors have stated they believe there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to launch our proposed core service activities and generate sufficient revenue and cash flow to meet our obligations and/or to obtain additional financing or sell assets as may be required to fund current operations. We are in various stages of negotiations of agreements and other activities that may permit us to commence operating activities during 2001, and we anticipate these proposed agreements would permit us to generate sufficient revenue and cash flow to continue as a going concern.

      The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our results of operations, financial condition, and cash flows. The discussion should be read in conjunction with our audited financial statements and notes thereto included elsewhere in this registration statement.

      To date, we have financed our operations primarily through private placements of the sale of our common stock in private offering transactions that were exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). From inception through December 31, 2000, we have generated $2,831,000 ($2,973,000 through March 31, 2001) in net proceeds from private placement offerings and other financing activities, including $1,452,000 generated in from such activities for the year ended December 31, 2000 ($142,500 for the three-month period ended March 31, 2001). From inception through December 31, 2000, we used cash in operating activities of $1,414,000 ($1,633,000 for the period from inception through March 31, 2001), including $1,040,000 of cash used for the casino operations we discontinued in 1998. Additionally, since inception, we have used $1,382,000 in investment activities, including $1,195,000 invested during 2000 in equity securities primarily of strategic partners. As of December 31, 2000, our current assets and current liabilities were $200,000 and $60,000, respectively. For the three-month period ended March 31, 2001, we sold one investment for $120,000. As of March 31, 2001, our current assets and current liabilities were $263,000 and $71,000, respectively.

      During 2000 our management, working with several strategic technology providers, initiated plans to focus our principal business activities in two areas. First, to provide services as an Independent Service Organization/Merchant Portfolio Service Provider, whereby we will act as the intermediary in the exchange of information that must occur between merchants and credit card issuers before credit card transactions can be processed and settled. In that regard, we propose to establish arrangements and relationships to provide credit card processing services for merchants. Second, we intend to provide services that facilitate online pari-mutuel wagering. During 2001, we expect to begin to deploy a solution for electronic payment processing of credit card transactions and a process that facilitates pari-mutuel wagering over the Internet. We currently anticipate that we may reach commercial viability for each of our proposed core services prior to December 31, 2001.

      Our working capital and other capital requirements for the next twelve months will vary based upon a number of factors, including the period required to bring our proposed services to commercial viability, the level of sales and marketing costs for our products and services, and the amounts we invest in strategic relationships. However, because several factors related to the launch of our services remain outside of our control, there can be no assurance we will achieve commercial viability on our anticipated timeline. We anticipate that any significant changes in the number of employees for 2001 would stem only from the demonstrated commercial viability of our core business activities. During the next twelve months, we do not expect to spend any significant amounts for research and development or plant and equipment.

      We believe that existing funds, including those raised from private placement activities and investment sales completed in 2001, will be sufficient to support our operations through the second quarter of 2001. In March 2001 we extended the private placement initiated in 2000, and it terminated on March 31, 2001. We also completed the sale of one of our non-core investments in March 2001, yielding cash proceeds of $120,000. In April 2001, we negotiated a loan commitment from a shareholder for unsecured borrowings of $250,000. Any amounts drawn on the loan facility would be due April 30, 2002, and we can repay the loan at any time without penalty.

      It is possible we will not be able to launch our core services by the end of the second quarter of 2001 or that we will not raise sufficient additional funds from private placement activities and borrowings to cover the expenses we incur prior to the date we reach commercial viability. If we fail to reach commercial viability by mid-2001, we will need to obtain additional funding to support our operations. In that regard, we currently are working to obtain additional funding from several sources, including the sale of other non-strategic investments and borrowings. Because we have no contractual commitments with respect to any of these initiatives, except for the aforementioned $250,000 loan commitment from a shareholder, there can be no assurance that additional funds for operations will be available on commercially reasonable terms or in the necessary amounts. Our inability to obtain any needed additional financing would have a material adverse effect on us, including possibly requiring us to significantly curtail our operations.

ITEM 3. DESCRIPTION OF PROPERTY

      We maintain an executive office in Zephyr Cove, Nevada. Our lease arrangements for such office are informal and terminable at any time.

      We occupy an office at 400 Bel Marin Keys Blvd., Novato, California. Our arrangements for this office space are informal and terminable at any time. This office is used by our Chief Operating Officer and as a regional sales office.

      We lease on a month-to-month basis approximately 1300 square foot office at 405 Central Street, Suite 300, in St. Petersburg, Florida. As of May 31, 2001 our monthly rent for this office space was $1,128.00. This office is used for our customer support activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareholders

      The following table sets forth information as of May 31, 2001 with respect to the beneficial ownership of shares of our common stock by any person (including any “group” as that term is used in section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of the common stock, by each director, by each executive officer, and by all directors and officers as a group. Unless otherwise noted, each person named has sole voting and investment power with respect to the shares indicated. Except as otherwise indicated below, each person named has sole voting and investment power with respect to the shares indicated.

	Beneficial Ownership as of May 31, 2001(1)

Name and Address of Beneficial Owner	Number of Shares		Percentage of Class(2)

Owners of more than 5% of Common Stock

C. J. Overseas	340,000		6.16%

Directors and Executive Officers

James A. Egide	2,465,700	(3)	43.13%

William G. Isetta	275,000	(4)	4.87%

David A. Stover	285,000	(5)	5.05%

Gerald P. Richardson	72,500	(6)	1.30%

All officers and directors as a Group (4 persons)	3,098,200	(7)	51.38%

The business addresses of each of the directors and executive officers is P.O. Box 10919, Zephyr Cove, NV 89448.

(1) Beneficial ownership as a percentage of the class for each person holding options, warrants or other rights exercisable within 60 days of May 31, 2001 has been calculated as though shares of our common stock subject to such options were outstanding, but such shares have not been deemed outstanding for the purpose of calculating the percentage of the class owned by any other person.

(2) The percentage indicated represents the number of shares of our common stock, warrants and options exercisable within 60 days held by the indicated shareholder divided by the sum of (a) the number of shares subject to warrants and options exercisable by such shareholder within 60 days and (b) 5,517,000, which is the number of shares of our common stock issued and outstanding as of May 31, 2001.

(3) Includes options to purchase 200,000 shares of our common stock exercisable within 60 days of May 31, 2001. Includes 87,500 shares of our common stock owned directly by Mr. Egide’s wife; 45,000 shares of our common stock held in trust for Mr. Egide’s grandchildren; and 200,000 shares of our common stock owned by a corporation in which Mr. Egide has a 33% ownership interest, and he is a member of the Company's three-member board of directors. Excludes 243,750 shares of our common stock held by a trust for the benefit of members of Mr. Egide’s family. The voting and disposition of shares in the trust for the benefit of family members are vested in an independent trustee, and Mr. Egide disclaims any beneficial interest in such shares.

(4) Includes options to purchase 125,000 shares of our common stock exercisable within 60 days of May 31, 2001.

(5) Includes 10,000 shares of our common stock owned jointly with Mr. Stover’s wife and options to purchase 125,000 shares of our common stock exercisable within 60 days of May 31, 2001.

(6) Includes options to purchase 62,500 shares of our common stock exercisable within 60 days of May 31, 2001.

(7) Includes options to purchase an aggregate of 512,500 shares of our common stock exercisable within 60 days of May 31, 2001

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      Information regarding the directors and executive officers of the Company as of the date of this registration statement are set forth below:

Name	Age	Position

James A. Egide William G. Isetta Gerald P. Richardson David A. Stover	67 57 55 56	Director and Chairman of the Board Director and Chief Operating Officer Director Director, Chief Financial Officer and Secretary

JAMES A. EGIDE is a founder of the Company and has served as a director and Chairman of the Board since inception. From 1990 until 2000, Mr. Egide served as a director of Digital Courier Technologies, Inc., an Internet payment processor, and from April 1998 to July 2000 Mr. Egide served as Chairman of the Board and Chief Executive Officer of that company. From 1989 to 1998, Mr. Egide was actively involved in managing his personal investments in several national and international businesses. Previously, he served as Chief Executive Officer and Chairman of the Board of Carme, Inc., a publicly traded company engaged in the manufacture and distribution of hair and skin care products, which he founded in 1978. Carme, Inc. was sold in 1989.

WILLIAM G. ISETTA joined Orbis as a consultant in 1999, has served as a director since September 1999 and Chief Operating Officer since September 2000. Prior to joining Orbis, Mr. Isetta served as a consultant and special projects coordinator for an electronic payment processor from August 1999 until September 2000. Previously, Mr. Isetta spent the majority of his professional life involved in the management and operation of a private high school, serving as a principal for 15 years. Prior to becoming principal, Mr. Isetta was the school’s business and development director, raising several million dollars during his tenure. As principal, Mr. Isetta was responsible for the daily operations of the high school and the school’s nearly $20,000,000 dollar combined operational and capital budgets. Mr. Isetta’s responsibilities also included contract negotiations, employee supervision and management, and marketing and public relations.

GERALD P. RICHARDSON has served as a director since June 2000. Mr. Richardson recently retired as a Principal of Morgan Stanley where he headed up the investment banking company’s Western Region Fixed Income Sales Division. Prior to his 15-year tenure with Morgan Stanley, Mr. Richardson was the Chief Investment Officer for the City and County of San Francisco.

DAVID A. STOVER joined Orbis on a half-time basis as a financial consultant in August 2000, serving as a member of the Board of Directors and Acting Chief Financial Officer. Effective February 1, 2001, Mr. Stover increased his time commitment to the Company and became Secretary and Chief Financial Officer. Prior to joining Orbis, Mr. Stover was Vice President and Chief Financial Officer of Omega Healthcare Investors, Inc., a NYSE listed Real Estate Investment Trust for a period of approximately six years ending July 2000. During the period from April 1998 through February 1999, Mr. Stover was also the Vice President and Chief Financial Officer of Omega Worldwide Inc., a NASDAQ-listed affiliate of Omega Healthcare Investors. From 1990 to 1994, Mr. Stover was Chief Financial Officer of International Research and Development Corporation, a NASDAQ-listed company, and was principal of his own consulting firm. Mr. Stover is a Certified Public Accountant and has 23 years experience with the international accounting firm of Ernst & Young LLP and its predecessor firms. From 1981 through 1990, he was an audit, tax, and consulting partner with that firm, spending the last of those years as partner-in-charge of services for certain of the firm’s specialized industry clients in Western Michigan.

Other key personnel of the Company as of the date of this registration statement are:

AARON CREE, Vice President and Director of Merchant Services — Mr. Cree was hired as Vice President and Director of Merchant Services in October 2000. Mr. Cree brings to Orbis over 10 years of experience in merchant bankcard and merchant risk management. Prior to joining Orbis, Mr. Cree was an owner and Vice President of a privately owed merchant portfolio service business from February 1998 through October 2000. During that period, Mr. Cree was responsible for review of merchant portfolio with annual volume in excess of $100 million, and he managed credit card risk by developing processes and systems that reduced fraud and automated operations. He also implemented cost reduction concepts and developed turnkey operating solutions for e-commerce businesses, including 24-hour customer service, back office management, risk services, merchant processing, and server hosting. From 1996 through January 1998, Mr. Cree worked with Superior Bank Card and Electronic Card Systems, ISO’s of National Bank of the Redwoods and Humboldt Bank, as a fraud analyst where he investigated questionable merchant activities. He ultimately gravitated from fraud analyst to managing services for Internet and other high-risk merchants, including the review and development of transactions exceptions reporting processes. In that capacity his primary objective was to manage and teach merchants to avoid risk and to reduce possible liabilities to the bank. He held various other positions related to commercial finance and asset recovery functions for commercial leasing and finance businesses from 1987 to 1996, when he joined the Superior Bank Card and Electronic Card Systems. Through his broad range of experiences in commercial finance, in managing credit risk in the acquiring industry and in servicing merchant portfolios, Mr. Cree has gained substantial expertise in the managing and underwriting e-commerce transactions.

SHAWN EGIDE, Vice President Sales — Mr. Egide was hired as the Company’s Vice President of Sales in December 2000. Mr. Egide has more than 16 years of experience in developing, managing and overseeing sales departments and product and market developments. Shawn Egide is a son of James A. Egide, a founder, major shareholder and Chairman of the Board of Orbis. Shawn Egide developed expertise in e-commerce applications through his experience as Director of Alliance Development with a private company from June 2000 through December 2000, through experience as Senior Account Manager for Digital Courier Technologies, Inc., a processor of online credit transactions for which he developed an overall sales strategy, from September 1995 through November 1998, and from a broad range of activities related to his founding of Image-Style.com, Inc. in December 1998. Image-Style.com is a private company specializing in online marketing and sales of consumer products, including prestige cosmetics and certain salon and spa specialty products. He held various other positions related to sales and administrative functions of other private companies from June 1984 to September 1995 when he joined Digital Courier Technologies, Inc.

ALEX IGELMAN, Vice President and Director of Strategy — Mr. Igelman joined Orbis as Vice President and Director of Strategy in October 2000. An attorney by training, Mr. Igelman has acted on behalf of several major hospitality and gaming establishments, and represented their interests in the United States and Canada. In 1996, Mr. Igelman sold his legal practice and formed his own consulting business with a focus on services for enterprises seeking to exploit the burgeoning Internet. From 1996 to 1998, Mr. Igelman served as a consultant for GalaxiWorld, Inc. where he oversaw and directed the development of a $20 million entertainment and gaming website that was successfully launched in early 1999. Additionally, prior to joining Orbis in October 2000, Mr. Igelman served as a consultant for an electronic payment processor during 1999 and 2000. Mr. Igelman is recognized as an authority in online gaming and has published several papers in this field. A widely acclaimed Internet consultant, Mr. Igelman’s expertise has been widely sought out by merchants and financial institutions seeking to establish a viable presence in the Internet arena.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

      The Company has not named a Chief Executive Officer and to date it has not found it necessary to designate any individual as chief executive primarily because it remains in the development stage and has not yet generated revenues from any operating activity. For the each of the three years in the period ending December 31, 2000, Mr. James A. Egide served as Chairman of the Board and, solely for purposes of presentation in this table, is the only person who could be designated as having served in a capacity similar to the chief executive. During this period, Mr. Egide received no salary, bonus or other compensation for his service. Commencing on about August 1, 2000, Messers. Egide, Isetta and Stover began serving as the executive committee of the Board of Directors. This committee functions in a capacity similar to the chief executive. No executive officer had aggregate compensation in excess of $100,000 for any year in the three-year period ended December 31, 2000. Accordingly, the following table provides certain summary information concerning the compensation paid or accrued by Orbis to or on behalf of its Chairman of the Board.

	Annual Compensation				Long-term Compensation

					Awards		Payouts

					Restricted
				Other Annual	Stock	Securities	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Award(s)	Underlying	Payouts	Compensation
Position	Year	($)	($)	($)	($)	Options	($)	($)

James A. Egide	2000	-0-				200,000

(Chairman, and	1999	-0-				-0-

acting as CEO)	1998	-0-				-0-

Option Grants in Last Fiscal Year

      The following table sets forth the individual grants of options to acquire shares of our common stock made by Orbis to its executive officers during the fiscal year ended December 31, 2000.

		Percent of Total
		Options Granted to
	Options	Employees in Fiscal
Name	Granted	Year	Exercise Price	Expiration Date

James A. Egide	200,000	22.41%	$1.25	6/26/05

William G. Isetta	100,000	11.20%	$1.25	6/26/05

	75,000	8.40%	$1.25	10/01/11

David A. Stover	100,000	11.20%	$1.25	6/26/05

	75,000	8.40	$1.25	10/01/11

Aggregate Option Exercises in Last Fiscal Year and Year End Option Values

      The following table sets forth the aggregate value of unexercised options to acquire shares of common stock granted by the Company and held by its executive officers on December 31, 2000 and the value realized upon the exercise of options during the fiscal year ended December 31, 2000. For purposes of the following table, the fair market value of a share of common stock on December 31, 2000, as quoted on December 29, 2000 the last day of our most recent fiscal year, was $2.50

Value of Unexercised In-
	Shares		Number of Unexercised	the-Money Options at FY
	Acquired on	Value Realized	Options at FY End 2000(1)	End 2000 ($)(2)
Name	Exercise	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

James A. Egide	-0-	-0-	200,000/-0-	$250,000/-0-

William G. Isetta	-0-	-0-	100,000/75,000	$125,000/$93,750

David A. Stover	-0-	-0-	100,000/75,000	$125,000/$93,750

(1)	Includes shares of common stock subject to options exercisable within 60 days of December 31, 2000.

(2)	Calculated based on the difference between the exercise price and the quoted price of a share of common stock on December 31, 2000.

Director’s Compensation

      Currently, we do not compensate non-employee directors. The Company may provide stock options or other compensation to directors and officers in order to align the interests of these key personnel with the overall interests of the Company. In June 2000 the Company granted Mr. Richardson an option to acquire 50,000 shares of common stock with an option price of $1.25 per share. The option was exercisable immediately and expires 5 years after the date of grant. Additionally, on October 1, 2000, the Company granted Mr. Richardson an option to acquire 37,500 shares of common stock with an option price of $1.25 per share. This option becomes exercisable as to 12,500 shares annually as of May 1, 2001, 2002 and 2003, and it expires 10 years after the date of grant. All directors are eligible to participate in the Company’s 2000 Stock Option Plan, which was approved by a majority of the shares eligible to vote for approval of the plan.

Employment Agreements and Change of Control Arrangements

      The Company has not entered into any employment agreements or change of control agreements with its executive officers.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The MasterCoin Transaction

      We were initially incorporated in January 1997. From January 1997 to October 1998, our business operations consisted primarily of efforts to develop and market online casino services. We discontinued developing online casino services in October 1998. In August 1999, we acquired certain software, leases and equipment that constituted the business of “MasterCoin,” a provider of electronic currency, in exchange for 6,925,000 shares of our common stock. Of the total shares issued, 1,600,000 shares were distributed in exchange for certain equipment and leasehold interests, including 800,000 shares which were distributed to James Egide, Chairman of our Board of Directors in exchange for his contribution of certain equipment and leaseholds. In February 2000, we returned the MasterCoin software (but not the equipment or leasehold interests) to the vendor in exchange for cancellation of 5,325,000 of the shares issued to such vendor. In April 2000, we sold the leasehold interests and equipment to Digital Courier Technologies, Inc. in exchange for $1,015,000 in cash, and the shares issued were valued at approximately $.63 per share representing the amount realized from the sale.

ITEM 8. DESCRIPTION OF SECURITIES

      As amended and restated, our Articles of Incorporation authorize the issuance of 25,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock, par value $.001 per share. As of May 31, 2001, there were 5,517,000 shares of Common Stock issued and outstanding, and no shares of Preferred Stock outstanding.

      Description of Common Stock. Except as otherwise required by law, each share of Common stock entitles the shareholder to one vote on each matter which shareholders may vote on at all meetings of shareholders of the Company. Holders of Common stock are not entitled to cumulate votes in the election of directors. Holders of Common stock do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto. Subject to any prior rights of the Preferred Stock, holders of Common stock are entitled to share ratably in dividends paid from the funds legally available for the payment thereof, when, and if declared by our Board of Directors. The declaration of dividends, however, is subject to the discretion of our Board of Directors. Subject to any prior rights of the Preferred Stock, holders of Common stock are also entitled to share ratably in the assets of the Company available for distribution to holders of Common stock after payment of liabilities of the Company upon the liquidation or dissolution of the Company whether voluntary or involuntary.

      Description of Preferred Stock. Our preferred stock is what is known as “blank check”

preferred. This means that the Board of Directors is authorized, subject to limitations prescribed by the Nevada Revised Statutes and our Articles of Incorporation, to provide for the issuance of shares of preferred stock in series, to establish from time to time the number of shares to be included in each series and to prescribe the voting powers, designations, relative rights, preferences and limitations of the shares of each series.

      Provisions That May Delay, Defer or Prevent a Change of Control. In addition to any provisions set forth in the Nevada Revised Statutes that may delay, defer or prevent a change of control, our Bylaws contain the following provisions that may delay, defer or prevent a change of control:

      Nominations of persons for election to the Board of Directors of the Company and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders only (i) pursuant to the Company’s notice of meeting delivered pursuant to our Bylaws, (ii) by or at the direction of the Chairman of the Board or the Board of Directors or (iii) by any shareholder of the Company who is entitled to vote at the meeting, who complied with the notice procedures set forth in our Bylaws and who was a shareholder of record at the time such notice is delivered to the secretary of the Company.

      Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Company’s notice of meeting pursuant to our Bylaws. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Company’s notice of meeting (a) by or at the direction of the Board of Directors or (b) by any shareholder of the Company who is entitled to vote at the meeting, who complies with the notice procedures set forth in our Bylaws and who is a shareholder of record at the time such notice is delivered to the secretary of the Company.

      The notice procedures in our Bylaws include, without limitation, a requirement that the proposing shareholder must have given timely notice thereof in writing to the secretary of the Company and such other business must otherwise be a proper matter for shareholder action. To be timely with respect to an annual meeting, a shareholder’s notice shall be delivered to the secretary at the principal executive offices of the Company not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the ninetieth day prior to such annual meeting and not later than the close of business on the later of the seventieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

      Certain exceptions to the foregoing apply in the event that the number of directors to be elected to the board of directors of the Company is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by the Company at least eighty (80) days prior to the first anniversary of the preceding year’s annual meeting.

      In the event the Company calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any such shareholder may nominate a person or persons (as the case may be), for election to such position(s) as are specified in the Company’s notice of meeting, if the shareholder’s notice is delivered to the secretary at the principal executive offices of the Company not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 70th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

      In addition, any such shareholder’s notice must set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14a-l01 thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such shareholder, as they appear on the Company’s books, and of such beneficial owner and (B) the class and number of shares of the Company which are owned beneficially and of record by such shareholder and such beneficial owner.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Outstanding Shares and Number of Shareholders.

      As of May 31, 2001 the number of shares of common stock outstanding was 5,517,000. There were approximately 90 record holders (which does not include holders of shares held in securities position listings) of our shares of issued and outstanding common stock as of that date. As of May 31, 2001, we had not issued any shares of preferred stock.

Dividends

      We have never declared or paid dividends on our common stock. Moreover, we currently intend to retain any future earnings for use in its business and, therefore, do not anticipate paying any dividends on our common stock in the foreseeable future.

Market Price

      Our common stock is currently traded in the United States over-the-counter market under the symbol, “ORBD.” The following table sets forth the range of high and low bids reported in the over-the-counter market for our common stock. The source of the bid information is a December 31, 2000 report from the National Quotation Bureau, LLC. The prices shown below represent prices in the market between dealers in securities; they do not include retail markup, markdown or commission, and do not necessarily represent actual transactions.

Quarter Ended	Low	High

Quarter ended March 1999	1-7/8	3-3/4

Quarter ended June 1999	2-3/8	6-1/8

Quarter ended September 1999	2-1/2	5-3/4

Quarter ended December 1999	1-1/32	5

Quarter ended March 2000	1-1/8	5-1/2

Quarter ended June 2000	1	2

Quarter September 2000	1-5/32	2

Quarter ended December 2000	2-1/8	4-1/2

ITEM 2. LEGAL PROCEEDINGS

      NONE

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      NONE

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      During the three years ended December 31, 2000 we made six offers and sales or exchanges of our common stock as described below.

Sales of Unregistered Securities for the Year Ended December 31, 2000

      In October 2000 the Company initiated a private placement of common stock, with the offering commencing on October 20 and terminating, unless extended by the Company, January 31, 2001. The Company subsequently extended the termination date to March 31, 2001, and through that date seven individual investors, each of whom was an existing shareholder, had acquired 302,500 shares in exchange for the payment of $605,000 or $2.00 per share. Of the shares sold and proceeds raised from this private placement, 71,250 shares and $142,500 relate to activity after December 31, 2000 but before the date of this registration statement. The Company expects it will incur expenses of approximately $25,000 related to this private placement transaction. Certain of the Company’s officers conducted the offering and placement, but none of the officers received any commissions for the securities sold. This private placement was effected in reliance upon the exemption for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act of 1933 (“Section 4(2)”), principally because investors had a pre-existing relationship with the Company and they represented and warranted that they were “accredited investors” and had such background, education, and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities. In addition, the investors were provided with disclosure materials and all information requested by the investors with respect to the Company and the offering. Furthermore, there were no general solicitation activities undertaken by the Company in connection with the offering. The investors also acknowledged that the securities being purchased were “restricted securities” for purposes of the Securities Act, and the Company placed a legend on the certificates stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

      During 2000 the Company acquired certain software, leases and equipment that constituted the business of “MasterCoin,” a provider of electronic currency. The acquisition was initiated in August 1999 whereby the Company sought to acquire the business of “MasterCoin” in exchange for 6,925,000 shares of common stock. In February 2000, through agreement with the MasterCoin shareholders and with approval by a majority of the Company’s shareholders, the MasterCoin purchase was rescinded, and the Company returned the MasterCoin software and business operations to the vendor in exchange for the return of 5,325,000 of the originally issued shares of common stock. The Company retained the MasterCoin equipment and leaseholds in exchange for the issuance of 1,600,000 shares of common stock. In April 2000, the assets acquired in the MasterCoin transaction were sold to a non-affiliate in exchange for cash of $1,015,000, and the shares issued for the MasterCoin assets were valued at the amount realized from the sale or approximately $.63 per share. There were no general advertising or solicitation activities in connection with the transaction. Rather this was a negotiated agreement that developed as a natural outgrowth of a pre-existing relationship between the Company, its major shareholders and the seven shareholders of MasterCoin. The Company incurred no expenses in connection with this exchange of common stock for equipment. The issuance of these shares was effected in reliance upon the exemption for sales of securities not involving a public offering, as set forth in Section 4(2), because each of the individuals had a pre-existing relationship with the Company, and was provided with disclosure materials and all information requested to evaluate the merits and risk of an investment in the Company’s securities. These investors also represented that they were “accredited investors” and had such background, education, and experience in financial and business matters as to be able to evaluate the merits and risks of acquiring the securities. Finally, the investors acknowledged that the securities being purchased were “restricted securities” for purposes of the Securities Act, and the Company placed a legend on the certificates stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

Sales of Unregistered Securities for the Year Ended December 31, 1999

      In April 1999 the Company initiated a private placement and through October 20, 1999 issued 420,000 shares of common stock to five investors, including four existing shareholders, in exchange for the payment of $210,000 or $.50 per share. The Company incurred no expenses in connection with this private placement. The issuance of these shares was done in reliance upon the exemption from registration provided in Section 4(2), based on representations and warranties provided to the Company and the Company’s review and knowledge of the background, education and experience of the investors, substantially all of whom had a pre-existing relationship with the Company. In addition, the investors were provided with disclosure materials and all information requested by the investors with respect to the Company and the offering. Furthermore, there were no general solicitation activities undertaken by the Company in connection with the offering. The investors also acknowledged that the securities being purchased were “restricted securities” for purposes of the Securities Act, and the Company placed a legend on the certificates stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

      In June 1998, the Company granted options to acquire 75,000 shares of common stock at $0.50 per share to a member of its Board of Directors. The option was exercisable immediately and expired one year after the date of grant. During 1999 the Company reacquired these 75,000 option shares for cash of $7,500, plus the issuance 10,000 shares of common stock in exchange for the cancellation of an option grant for 75,000 shares. The issuance of these shares was done in reliance upon the exemption from registration provided in Section 4(2), based on representations and warranties provided to the Company and the Company’s review and knowledge of the background, education and experience of the investor, who had a pre-existing relationship with the Company as a director and corporate secretary. The investor was provided with the all materials and information requested by the investor. Furthermore, there were no general solicitation activities undertaken by the Company in connection with the transaction. Additionally, the investor acknowledged that the securities being purchased were “restricted securities” for purposes of the Securities Act, and the Company placed a legend on the certificates stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

Sales of Unregistered Securities for the year ended December 31, 1998

      In July 1998 the Company initiated a private placement and through October 8, 1998 the Company issued 1,064,470 shares of Common Stock to six investors, each of who was an existing shareholder, in exchange for the payment of $532,235 or $.50 per share. The issuance of these shares was done in reliance upon the exemption from registration provided in Section 4(2), based on representations provided to the Company and the Company’s knowledge of the background, education and experience of the investors, all of whom had a pre-existing relationship with the Company. In addition, the investors were provided with disclosure materials and all information requested by the investors with respect to the Company and the offering. Furthermore, there were no general solicitation activities undertaken by the Company in connection with the offering. Additionally, the investors acknowledged that the securities being purchased were “restricted securities” for purposes of the Securities Act, and the Company placed a legend on the certificates stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

      In connection with the cancellation of indebtedness of the Company totaling $212,765 during the first quarter of 1998, the Company issued 425,530 shares of Common Stock to three existing shareholders at a per share valuation of $.50. The Company incurred no expenses in connection with the cancellation of this obligation. The issuance of these shares was done in reliance upon the exemption from registration provided in Section 4(2), based on representations and warranties provided to the Company and the Company’s review and knowledge of the background, education and experience of the investors, all of whom had a pre-existing relationship with the Company. In addition, the investors were provided with disclosure materials and all information requested by the investors with respect to the Company and the offering. Furthermore, there were no general solicitation activities undertaken by the Company in connection with the offering. Additionally, the investors acknowledged that the securities being purchased were “restricted securities” for purposes of the Securities Act, and the Company placed a legend on the certificates stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

Item 5. Indemnification of Directors and Officers

      Our Certificate of Incorporation in effect as of the date hereof, (the “Certificate”) provides that, except to the extent prohibited by the Private Corporations law set forth in Section 78 of the Nevada Revised States (the “Statutes”), our officers and directors will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as officers and directors. Under the Statutes, the directors have a fiduciary duty to the Company that is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the Statutes for breach of the director’s duty of loyalty to the Company for acts or omissions which are found by a court of competent jurisdiction to not be in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the Statutes. This provision also does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

      The Statutes provide that a corporation may, and the Company’s Certificate and Bylaws provide that the Company shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (an “Action”), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or enterprise (the “Indemnified Party”), against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, no indemnification shall be made in respect of any action or suit by or in the right of the corporation if the Indemnified Party shall have been adjudged to be liable to the corporation, unless and only to the extent that the court shall determine that, despite the adjudication of liability but in view of all circumstances, such person is fairly and reasonably entitled to indemnity. Furthermore, the Statutes and the Company’s Bylaws provide that determination of an Indemnified Party’s eligibility for indemnification by the Company shall be made on a case-by-case basis by a majority of disinterested directors; by independent legal counsel at the request of a majority of disinterested directors (or majority of all directors if a quorum of disinterested directors cannot be obtained); or the shareholders of the Company at a meeting called for such purpose.

      The Statutes also empower a corporation to purchase insurance and make other financial arrangements with respect to liability arising out of the actions or omissions of directors, officers, employees or agents in their capacity or status as such. The Statutes also provide that the allowed indemnification will not be deemed exclusive of any other rights to which the directors, officers and others may be entitled under the Company’s bylaws, any agreement, a vote of stockholders or otherwise.

Auditors’ Report and Financial Statements

      The following financial statements and report of independent auditors are submitted as a separate section of this registration statement on pages F-1 through F-13.

Page
Title of Document	Number

Report of Independent Certified Public Accountants	F-1

Balance Sheets — March 31, 2001 (Unaudited) and December 31, 2000 and 1999	F-2

Statements of Operations for the Periods of Three Months ended March 31, 2001 and 2000 (unaudited), and for the period from January 27, 1997 (Date of Inception) through March 31, 2001 (Unaudited) and for the Years ended December 31, 2000 and 1999, and for the Period from January 27, 1997 (Date of Inception) through December 31, 2000	F-3

Statements of Shareholders’ Equity for the Period from January 27, 1997 (Date of Inception) through December 31, 1998 and for the years ended December 31, 1999 and 2000 and for the Period of Three Months ended March 31, 2001 (Unaudited)	F-4

Statements of Cash Flows for the Periods of Three Months ended March 31, 2001 and 2000 (unaudited), and for the period from January 27, 1997 (Date of Inception) through March 31, 2001 (Unaudited) and for the years ended December 31, 2000 and 1999, and for the Period from January 27, 1997 (Date of Inception) through December 31, 2000	F-5

Notes to Financial Statements	F-7

HANSEN, BARNETT & MAXWELL

A Professional Corporation

CERTIFIED PUBLIC ACCOUNTANTS

Member of AICPA Division of Firms	(801) 532-2200
Member of SECPS	Fax (801) 532-7944
Member of Summit International	345 East 300 South, Suite 200
Associates	Salt Lake City, Utah 84111-2693

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors
Orbis Development, Inc.

We have audited the accompanying balance sheets of Orbis Development, Inc. (a development stage company) as of December 31, 2000 and 1999 and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and for the period from January 27, 1997 (date of inception) through December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orbis Development, Inc. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended, and for the period from January 27, 1997 (date of inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged primarily in investments. As discussed in Note 1, the Company has experienced losses from operations and negative cash flows from operating activities since inception which conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
January 12, 2001, except for Note 7, as
to which the date is March 5, 2001

ORBIS DEVELOPMENT, INC.
(FORMERLY CYBERGAMES INTERNATIONAL, INC.)
(A Development Stage Company)
BALANCE SHEETS

	March 31,	December 31,
	2001	2000	1999

	(Unaudited)

ASSETS

Current Assets

Cash	$72,591	$34,499	$4,413

Interest receivable	14,561	6,258	—

Notes receivable — related parties	160,000	155,000	—

Advance to affiliate	—	—	175,000

Other current assets	16,089	3,750	—

Total Current Assets	263,241	199,507	179,413

Equipment	7,114	6,740	27,569

Less: accumulated depreciation	(1,039)	(702)	(12,008)

Net Equipment	6,075	6,038	15,561

Investments in Securities	925,000	1,045,000	—

Total Assets	$1,194,316	$1,250,545	$194,974

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts payable	$64,226	$39,457	$40,152

Accrued expenses	6,951	20,907	—

Total Current Liabilities	71,177	60,364	40,152

Stockholders’ Equity

Preferred Stock — 5,000,000 shares authorized at March 31, 2001: non issued

Common stock — $0.001 par value;

Authorized: 25,000,000 shares at March 31, 2001 and 20,000,000 shares at December 31, 2000

Issued and outstanding:

5,517,000 shares at March 31, 2001 (unaudited), and 5,445,750 and 3,514,500 shares at December 31, 2000 and 1999, respectively	5,517	5,446	3,515

Additional paid-in capital	3,049,339	2,906,910	1,331,341

Deferred compensation	(71,094)	(81,250)	—

Deficit accumulated during the development stage	(1,860,623)	(1,640,925)	(1,180,034)

Total Stockholders’ Equity	1,123,139	1,190,181	154,822

Total Liabilities and Stockholders’

Equity	$1,194,316	$1,250,545	$194,974

The accompanying notes are an integral part of these financial statements.

ORBIS DEVELOPMENT, INC.
(FORMERLY CYBERGAMES INTERNATIONAL, INC.)
(A Development Stage Company)
STATEMENTS OF OPERATIONS

					For the	For the
					Period	Period
					January 27,	January 27,
					27, 1997	27, 1997
	For the				(Date of	(Date of
	Three Months Ended		For the Year Ended		Inception)	Inception)
	March 31,		December 31,		Through	Through
					March 31,	December 31,
	2001	2000	2000	1999	2001	2000

	(Unaudited)				(Unaudited)
Interest Income	$13,303	$1,271	$23,730	$2,613	$53,626	$40,323

General and Administrative Expenses	(233,001)	(27,550)	(334,621)	(115,197)	(723,859)	(490,858)

Provision for Impairment of
Investment in Securities	—	—	(150,000)	—	(150,000)	(150,000)

Loss From Continuing Operations	(219,698)	(26,279)	(460,891)	(112,584)	(820,233)	(600,535)

Discontinued Operations

Loss from online casino operations, no related income tax	—	—	—	—	(1,390,390)	(1,390,390)

Gain on sale of online casino operations, no related income tax	—	—	—	—	350,000	350,000

Loss From Discontinued Operations	—	—	—	—	(1,040,390)	(1,040,390)

Net Loss	$(219,698)	$(26,279)	$(460,891)	$(112,584)	$(1,860,623)	$(1,640,925)

Basic and Diluted Loss Per

Common Share	$(0.04)	$(0.01)	$(0.09)	$(0.03)

Weighted Average Common Shares

Used In Per Share Calculations	5,423,528	4,403,389	5,002,801	3,333,388

The accompanying notes are an integral part of these financial statements.

ORBIS DEVELOPMENT, INC.
(FORMERLY CYBERGAMES INTERNATIONAL, INC.)
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS’ EQUITY

					Deficit
					Accumulated
	Common Stock		Additional		During the
			Paid-in	Deferred	Development
	Shares	Amount	Capital	Compensation	Stage

Balance at January 27, 1997

(Date of Inception)	—	$—	$—	$—	$—

Issuance of common stock for compensation from the reorganization of Cyber Games, Ltd., March 1997, $0.10 per share	3,002,500	3,003	297,247	—	—

Issuance for cash in 1997 in private placement at $4.00 per share, net of $14,394 offering costs	210,000	210	825,396	—	—

Conversion of shareholder loans, January through June 1998, $0.50 per share	425,530	426	212,339	—	—

Issuance for cash in 1998 in private placement at $0.50 per share	1,064,470	1,064	531,171	—	—

Shares redeemed in 1998 for disposition of online casino operations at $0.50 per share	(700,000)	(700)	(349,300)	—	—

Shares redeemed in 1998 for cash at $3.25 per share	(10,000)	(10)	(32,490)	—	—

Shares redeemed October 1998, paid January 25, 1999 with cash, $0.40 per share	(900,000)	(900)	(359,100)	—	—

Compensation in 1998 related to grant of stock options	—	—	1,500	—	—

Net loss for the period from January 27, 1997 (date of inception) through December 31, 1998	—	—	—	—	(1,067,450)

Balance at December 31, 1998	3,092,500	3,093	1,126,763	—	(1,067,450)

Issuance for cash in private placement at $0.50 per share	420,000	420	209,580	—	—

Issuance in exchange for cancellation of option, 10,000 shares at $0.50 per share	10,000	10	4,990	—	—

Shares redeemed for cash at $1.25 per share	(8,000)	(8)	(9,992)	—	—

Net loss	—	—	—	—	(112,584)

Balance at December 31, 1999	3,514,500	3,515	1,331,341	—	(1,180,034)

Issuance for MasterCoin equipment, leaseholds and other assets at fair value, or $0.63 per share	1,600,000	1,600	1,013,400	—	—

Grant of restricted stock at $1.25 per share	100,000	100	124,900	(81,250)	—

Issuance for cash in private placement at $2.00 per share, net of estimated offering costs of $25,000	231,250	231	437,269	—	—

Net loss	—	—	—	—	(460,891)

Balance at December 31, 2000	5,445,750	5,446	2,906,910	(81,250)	(1,640,925)

Issuance for cash in private placement at $2.00 per share — Unaudited	71,250	71	142,429	—	—

Amortization of deferred compensation — Unaudited	—	—	—	10,156	—

Net loss for the three-month period ended March 31, 2001 — Unaudited	—	—	—	—	(219,698)

Balance at March 31, 2001 (Unaudited)	5,517,000	$5,517	$3,049,339	$(71,094)	$(1,860,623)

The accompanying notes are an integral part of these financial statements.

ORBIS DEVELOPMENT, INC.
(FORMERLY CYBERGAMES INTERNATIONAL, INC.)
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

					For the	For the
					Period	Period
					January 27,	January 27,
					1997	1997
	For the				(Date of	(Date of
	Three Months Ended		For the Year Ended		Inception)	Inception)
	March 31,		December 31,		Through	Through
					March 31,	December 31,
	2001	2000	2000	1999	2001	2000

	(Unaudited)					(Unaudited)
Cash Flows From Operating Activities

Net loss	$(219,698)	$(26,279)	$(460,891)	$(112,584)	$(1,860,623)	$(1,640,925)

Adjustments to reconcile net loss to net cash used by operating activities:

Stock issued for research and development services	—	—	—	—	300,250	300,250

Proceeds from sale of equipment, less gain realized	—	8,409	8,409	—	8,409	8,409

Depreciation	337	5,214	5,514	5,280	17,859	17,522

Compensation from stock options and restricted stock	10,156	—	43,750	5,000	60,406	50,250

Gain on sale of discontinued operations	—	—	—	—	(350,000)	(350,000)

Provision for impairment of investments in securities	—	—	150,000	—	150,000	150,000

Change in operating assets and liabilities:

Interest receivable	(8,303)	(740)	(6,258)	—	(14,561)	(6,258)

Other current assets	(12,339)	—	(3,750)	—	(16,089)	(3,750)

Accounts payable and accrued expenses	10,813	(30,152)	20,212	40,152	71,177	60,364

Net Cash Used in Operating Activities	(219,034)	(43,548)	(243,014)	(62,152)	(1,633,172)	(1,414,138)

Cash Flows From Investing Activities

Collection from (advance to) affiliate	—	175,000	175,000	(175,000)	—	—

Issuance of notes receivable — related parties	(5,000)	(70,000)	(175,000)	—	(180,000)	(175,000)

Collections on notes receivable — related parties	—	—	20,000	—	20,000	20,000

Investments in securities	—	(250,000)	(1,195,000)	—	(1,195,000)	(1,195,000)

Sales of securities	120,000	—	—	—	120,000	—

Purchase of equipment	(374)	—	(4,400)	(2,340)	(32,343)	(31,969)

Net Cash provided by (Used in)

Investment Activities	114,626	(145,000)	(1,179,400)	(177,340)	(1,267,343)	(1,381,969)

Cash Flows From Financing Activities

Proceeds from issuance of common stock	142,500	415,000	1,452,500	210,000	3,162,841	3,020,341

Proceeds from loan from stockholder	—	—	—	—	309,765	309,765

Principal payments on loan from stockholder	—	—	—	—	(97,000)	(97,000)

Redemption of common stock	—	—	—	(370,000)	(402,500)	(402,500)

Net Cash Provided by (Used in)

Financing Activities	142,500	415,000	1,452,500	(160,000)	2,973,106	2,830,606

Net Increase (Decrease) in Cash	38,092	226,452	30,086	(399,492)	72,591	34,499

Cash — Beginning of Period	34,499	4,413	4,413	403,905	—	—

Cash — End of Period	$72,591	$230,865	$34,499	$4,413	$72,591	$34,499

The accompanying notes are an integral part of these financial statements.

ORBIS DEVELOPMENT, INC.
(FORMERLY CYBERGAMES INTERNATIONAL, INC.)
(A Development Stage Company)
STATEMENTS OF CASH FLOWS (CONTINUED)

Noncash Investing and Financing Activities

During the year ended December 31, 1998, loans of $212,765 from a shareholder were converted into 425,530 shares of common stock. The Company also redeemed 900,000 shares of common stock at $0.40 per share during 1998, but paid the $360,000 purchase price in cash to the former shareholders on January 25, 1999. During 1998, the Company also sold its investment in CyberGames Ltd. (“CGL”) and its online casino gambling operations to a former major shareholder of CGL in exchange for 700,000 shares of the Company’s common stock valued at $350,000, or $0.50 per share. During 2000, restricted stock was issued to a key employee as deferred compensation. Compensation expense is recorded as the stock vests. The unamortized balance is $81,250 as of December 31, 2000 ($71,094 (unaudited) as of March 31, 2001).

The accompanying notes are an integral part of these financial statements.

ORBIS DEVELOPMENT, INC.
(FORMERLY CYBERGAMES INTERNATIONAL, INC.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Purpose — To date, Orbis Development, Inc., (the “Company”) has not commenced operations and is considered a development stage enterprise. Starting in 2001, the Company intends to deploy technology that will facilitate pari-mutual wagering over the Internet and e-Commerce payment processing, including payments using the equivalent of a prepaid ATM Card, although there is no assurance the Company will be able to do so. Additionally, the Company has invested in strategic partners and other entities that provide products and services that relate to, support or are compatible with the Company’s other business pursuits.

Organization — Beginning on January 27, 1997, certain individuals (the “founders”) began development of certain technology for the purpose of conducting online casino-style gaming over the Internet. In March 1997, the founders contributed the technology to CyberGames Ltd. (“CGL”), an Ireland company. CGL did not have any operations or assets prior to the capital contribution. Immediately after the contribution, CGL was reorganized into CyberGames International, Inc. (“CGI”), a Nevada corporation incorporated on January 27, 1997, by CGI issuing 3,002,500 shares of its common stock to the founders in exchange for all of the shares of CGL. Prior to the reorganization, CGI was a shell corporation with no operations or assets. The founders controlled CGI after the reorganization. Accordingly, the reorganization was accounted for as the recapitalization of CGL into CGI and was accounted for at the historical cost of the contributed technology. The capital contribution by the founders was valued at $0.10 per CGI common share based upon the stage of the Company’s organization and the price at which common stock was subsequently issued to non-affiliates for cash. The services were accounted for as $300,250 of compensation for developing the online casino software and for organizing the Company.

From the date of CGL’s reorganization through June 1998, the Company’s efforts were to design and develop software to operate an online casino business. All costs associated with the Company’s efforts to design and develop online casino gambling software were recognized as research and development expense as incurred. On July 1, 1998, the Company discontinued developing the online casino business and sold all of the online casino-related assets and operations to a former shareholder in exchange for the return of 700,000 shares of its common stock. The stock redeemed was valued at $0.50 per share based upon the price common stock was issued to non-affiliates for cash at about that same time. The sale resulted in the recognition of a $350,000 gain from the sale of the discontinued operations. The financial statements present the results from the online casino activities as discontinued operations. Those operations for the period from January 27, 1997 (date of inception) through July 1, 1998 (date of discontinuation of business) consisted of the following:

Depreciation expense	$6,728

Research and development expense	1,354,879

General and administrative expense	28,783

Loss from Online Casino Operations	$1,390,390

Following the sale of the online casino operations, the Company pursued, through mid-year 2000, the business of providing various forms of electronic currency through the Internet. In August 1999, the Company entered into an agreement (“the MasterCoin agreement”) to acquire the business, certain software, leasehold interests and equipment from MasterCoin, Inc., a provider of electronic currency

ORBIS DEVELOPMENT, INC.
(FORMERLY CYBERGAMES INTERNATIONAL, INC.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

applications for Internet gaming. In exchange, the Company issued 6,925,000 shares of common stock that it had not gained effective operating control of the acquired business and commenced negotiations to terminate the acquisition. In February 2000, the Company entered into an agreement to rescind the business portion of the acquisition in exchange for the return and cancellation of 5,325,000 shares of common stock. The Company retained the equipment and leasehold interests in exchange for the remaining 1,600,000 shares of common stock that were not cancelled. In April 2000, the assets retained were sold to a non-affiliate in exchange for cash of $1,015,000. The assets acquired were valued at $1,015,000 based on the proceeds received from the subsequent resale of the assets. In substance, the 1,600,000 shares of stock were issued for cash of $1,015,000. The Company also made non-interest bearing cash advances totaling $175,000 to MasterCoin. These advances were recovered in April 2000. After the rescission of the MasterCoin acquisition, the Company changed its name to Orbis Development, Inc.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts and results could differ from those estimates.

Fair Value of Financial Instruments — The amounts reported as cash, interest receivable, notes receivable, advance to affiliates, other current assets, accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values. The fair value estimates were based on market information available to management at the time of the preparation of the financial statements. The reported fair values do not take into consideration potential expenses that would be incurred in an actual settlement.

Business Condition and Risks — The Company discontinued its online casino gaming operation and has not had a revenue generating activity. Additionally, through December 31, 2000, it has accumulated losses since inception of $1,640,000, including a loss of $461,000 during 2000, and has used cash in operating activities since inception of $1,414,000, including $243,000 for 2000. These factors, among others, indicate that the Company may be unable to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to deploy technology that generates sufficient revenue and cash flow to meet its obligations and/or to obtain additional financing or sell assets as may be required to fund current operations. Management is in various stages of negotiations of agreements that would permit the Company to commence operating activities in 2001, and is hopeful these agreements will permit the Company to generate sufficient revenue and cash flow to continue as a going concern.

Principles of Consolidation — The accompanying financial statements include the operations and cash flows of the Company for all periods presented and of CGL from January 27, 1997 (date of inception) through July 1, 1998 when CGL was sold. All inter-company transactions during that period have been eliminated in consolidation. The Company has formed certain subsidiaries to conduct its proposed business activities, all of which remain dormant as of March 31, 2001 (unaudited).

Equipment — Equipment consists of office equipment, which is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the equipment, which is five years. Maintenance and repairs of equipment are charged to operations and major improvements are capitalized.

ORBIS DEVELOPMENT, INC.
(FORMERLY CYBERGAMES INTERNATIONAL, INC.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

Upon retirement, sale, or other disposition of equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations. Depreciation expense for the years ended December 31, 2000 and 1999 was $5,514 and $5,280, respectively. For the three-month periods ended March 21, 2001 and 2000, depreciation expense was $374 and $5,214, respectively (unaudited).

Stock-Based Compensation — Stock-based compensation relating to stock options granted to employees is measured by the intrinsic value method. This method recognizes compensation based on the difference between the fair value of the underlying common stock and the exercise price of the stock options on the date granted. Compensation relating to options granted to non-employees is measured by the fair value of the options, computed by the Black-Scholes option pricing model.

Income Taxes — The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the asset or liabilities are recovered or settled. These deferred tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.

Basic and Diluted Loss Per Common Share — Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Dilutive loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares and the dilutive potential common share equivalents then outstanding. A total of 892,500 potentially issuable common shares (887,500 potentially issuable shares as of March 31, 2001 — unaudited) were excluded from the calculation of diluted loss per common share because the effects would be anti-dilutive.

NOTE 2 — NOTES RECEIVABLE — RELATED PARTIES

During 2000, the Company made loans to two related parties who pledged as security certain restricted shares of common stock of NASDAQ listed companies. The first loan is to a consultant of the Company. It has a principal balance of $105,000 ($110,000 as of March 31, 2001 — unaudited), bears interest at 12% and is due July 1, 2001. The remaining loan, which is payable by an employee of the Company, has a balance of $50,000, bears interest at 10% and is due July 1, 2001. The Company believes it has adequate security for recovery of the amounts outstanding, in the event of default. All restrictions for the pledged shares were released during February 2001.

NOTE 3 — INVESTMENTS IN SECURITIES

During the year ended December 31, 2000 the Company made investments totaling $1,195,000 in debt securities, preferred stock or common equity securities of four private companies. These private companies primarily represent strategic partners or other entities that provide products and services that relate to, support, or are otherwise compatible with the Company’s lines of business. The Company’s investments in common stock or other equity-linked securities each represent ownership interests ranging from 0.2% to 1.0%. None of the Company’s investments were made for purposes of trading and none were acquired with the intention of selling them in the near term. There is no readily determinable fair market value for any of the investments. The investments are stated at historical cost, less an allowance for impairment when circumstances indicate an investment has been impaired. The Company evaluates its

ORBIS DEVELOPMENT, INC.
(FORMERLY CYBERGAMES INTERNATIONAL, INC.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

investments, at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. With respect to one investment, management determined that circumstances indicate the investment’s current value is less than original cost and the decline is other than temporary. Accordingly, a provision for impairment of $150,000 was recognized to reduce the cost to reflect the estimated value. For the remaining investments, no indicators of impairment appear to exist, and management believes the current value equals or exceeds the related cost and carrying amount.

During the period of three-months ended March 31, 2001, the Company sold one of its investments for cash of $120,000, which represented the original cost and carrying amount of the security sold (unaudited). Accordingly, no gain or loss was recognized (unaudited).

NOTE 4 — INCOME TAXES

The components of the net deferred tax asset and liability at December 31, 2000 and 1999 are as follows:

	Years Ended December 31,

	2000	1999

Deferred Tax Liability — restricted stock	$(32,725)	$—

Deferred Tax Asset

Operating loss carry forwards	$533,800	$399,961

Write-down of investment	51,000	—

Valuation Allowance	(552,075)	(399,961)

Net Deferred Tax Asset	$—	$—

For tax reporting purposes, the Company has net operating loss carry forwards totaling approximately $1,570,000 as of December 31, 2000 that will expire beginning in the year 2013 through 2020.

There was no provision for or benefit from income taxes from continuing operations during any period presented. The following is a reconciliation of the amount of tax (benefit) that would result from applying the federal statutory rate to pretax loss from continuing operations with the provision for income tax:

	For the
	Three-Month Period		For the Years Ended
	Ended March 31,		December 31,

	2000	1999	2000	1999

Tax Benefit at statutory rate of 34%	$(66,106)	$(8,935)	$(156,703)	$(38,279)

Change in valuation allowance	65,000	8,835	152,114	37,769

Other	1,106	100	4,589	510

Provision for Income Taxes	$—	$—	$—	$—

NOTE 5 — STOCKHOLDERS’ EQUITY

Effective as of March 1, 2001, the Company’s certificate of incorporation was amended to increase the number of authorized shares of common stock by 5,000,000 shares to 25,000,000 shares and to create a class of preferred stock comprising 5,000,000 shares.

ORBIS DEVELOPMENT, INC.
(FORMERLY CYBERGAMES INTERNATIONAL, INC.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

During the three-month period ended March 31, 2001, the Company issued 71,250 shares of restricted common stock in a private placement offering to two investors in exchange for cash of $142,500, or $2.00 per share (unaudited). This private placement closed as of March 31, 2001.

During the three-month period ended December 31, 2000, the Company issued 231,250 shares of restricted common stock in a private placement offering to five investors in exchange for cash of $462,500, or $2.00 per share, before deducting $25,000 of estimated offering costs.

During the year ended December 31, 2000, 1,600,000 shares of common stock were issued for equipment associated with the proposed MasterCoin agreement. The equipment was later sold to a non-affiliate for $1,015,000, resulting in a valuation of $0.63 per share. There was no gain on the sale of the equipment. In substance, the 1,600,000 shares of stock were issued for cash of $1,015,000.

Additionally, 100,000 shares of restricted stock were issued to a key employee during 2000. The estimated fair value of the grant of $125,000 was recorded as deferred compensation, with the unamortized balance of $81,250 shown as a separate component of shareholders’ equity. Of the total restricted stock grant, 35,000 shares vested on November 1, 2000, with the remainder vesting as to 32,500 shares on the following two anniversary dates. Compensation expense during 2000 related to this grant was $43,750. Compensation expense was $10,156 for the three-month period ending March 31, 2001 (Unaudited).

From May through October 1999, the Company issued 420,000 shares of restricted common stock in a private placement offering in exchange for cash of $210,000, or $.50 per share.

In June 1998, the Board of Directors approved and granted options to acquire 75,000 shares of common stock at $0.50 per share to a member of the Board of Directors. The options became exercisable immediately and expired after one year. The fair value of the options of $1,500, or $0.02 per option, was computed using the Black-Scholes option-pricing model and was recognized as an expense when granted in 1998. During 1999, the Company reacquired the options to purchase 75,000 shares of common stock for cash of $7,500, plus the issuance 10,000 shares of common stock valued at $0.50 per share, resulting in a charge to compensation expense of $12,500 during the year ended December 31, 1999. During the year the Company also redeemed 8,000 shares of common stock for cash of $10,000.

From January through June 1998, the Company issued 425,530 shares of restricted common stock upon conversion of loans from a shareholder totaling $212,765, or $0.50 per share. The conversion rate was equal to the fair value of the common stock based upon the price common stock was issued for cash about that same time. During 1998, the Company also issued 1,064,470 shares of restricted common stock for $532,235 cash at $0.50 per share from July through October 1998. In October 1998, the Company redeemed 900,000 shares of this restricted common stock for $360,000, or $0.40 per share, which was paid on January 25, 1999.

The Company issued 3,002,500 shares of its common stock in March 1997 to the Company’s founders as compensation for services in organizing the Company and for research and development services. The shares were valued at $300,250 or $0.10 per share. During July 1998, the Company sold CGL, a wholly owned subsidiary, and its related intangible software assets, to a founder of the Company in exchange for the founder returning 700,000 shares of the Company’s common stock. The stock redeemed was valued at $0.50 per share based upon the price common stock was issued for cash at about that same time. During April and May 1997, the Company issued 210,000 shares of common stock in a Regulation D, Section 504 private placement offering in exchange for cash of $840,000, or $4.00 per share, before

ORBIS DEVELOPMENT, INC.
(FORMERLY CYBERGAMES INTERNATIONAL, INC.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

$14,394 of direct offering costs. In March 1998, the Company redeemed 10,000 of these common shares from an investor in March 1998 for $32,500 cash, or $3.25 per share.

NOTE 6 — STOCK OPTIONS

Non-Qualified Options
In June 2000, the Board of Directors approved and granted non-qualified stock options to acquire a total of 450,000 shares of common stock with an exercise price of $1.25 per share, which was equal to the fair value of the common stock on the date of issuance, to members of the Board of Directors. These options vested immediately, and are accounted for under the intrinsic value method, with no intrinsic value recognized.

Qualified Options
During September 2000 the Board of Directors also approved for submission to vote by the Company’s shareholders, the 2000 Stock Option and Restricted Plan (the “Plan”). Under the terms of the Plan the Company will reserve 750,000 shares of common stock for option and restricted stock grants to be issued during a period of up to 10 years. Directors, officers and key employees are eligible to participate in the Plan.

During 2000, subject shareholders’ approval of the Plan, the Board of directors authorized option grants of options for 442,500 shares to seven eligible participants. The exercise prices for these grants ranged from $1.25 to $2.00 per share, which was equal to the fair value of the common stock on the date of issuance. These options are accounted for under the intrinsic value method, with no intrinsic value recognized. There are 307,500 qualified options available for future grants, following approval by the shareholders of the Plan adopted by the Board of Directors.

Summary
At December 31, 2000, the Company issued and had a total of 892,500 options outstanding at price ranges from $1.25 to $2.00 with a weighted average exercise price of $1.25. At December 31, 2000, the Company had a total of 450,000 options exercisable with a weighted average exercise price of $1.25 per share. All shares granted had an exercise price greater than or equal to estimated market value and had a weighted average fair value of $0.37. The 892,500 options outstanding had a weighted average remaining contractual life of 7.1 years and a weighted average fair value of $0.37.

Pro Forma Disclosures
Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” requires certain pro forma disclosures with respect to stock option grants. The estimated fair value of the options is amortized to expense over the option’s vesting period. The estimated weighted average fair value of options granted approximates $0.37 per share for options issued during 2000. In determining the estimated fair value of the Company’s stock options as of the date of grant, a Black-Scholes option pricing model was used with the following weighted-average assumptions: dividend yield of 0%; risk-free interest rates of 6.2%; expected volatility of 32.7%; and a weighted-average expected life of the options of 3 years.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma net loss would be $687,123, and pro forma loss per common share would be $0.14 for 2000.

ORBIS DEVELOPMENT, INC.
(FORMERLY CYBERGAMES INTERNATIONAL, INC.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Prior Option Issuances

In June 1998, the Board of Directors approved and granted options to acquire 75,000 shares of common stock at $0.50 per share to a member of the Board of Directors. The options became exercisable immediately and expired one year after the date of grant. As discussed in Note 5, these options were reacquired in 1999.

NOTE 7 — SUBSEQUENT EVENTS

Through March 5, 2001, the Company received $142,500 in exchange for issuance of 71,250 shares of common stock pursuant to the private placement initiated in 2000. The Company also extended the termination date of the offer to March 31, 2001.

On March 1, 2001, the Company reached agreement to sell one of its equity investments for cash of $120,000, which represented the carrying value of the investment. Accordingly, no gain or loss was realized on the sale.

Effective March 1, 2001, the Company's shareholders approved the 2000 Stock Option and Restricted Stock Plan (Unaudited).

During April 2001, the Company obtained a loan commitment for $250,000 from a shareholder. Amounts borrowed bear interest at 10%. Borrowings can be repaid at any time without penalty, but are due in full on April 30, 2002. Through April 30, 2001, the Company has borrowed $150,000 under this arrangement.

During April 2001, the Company invested $60,000 and made a commitment to invest an additional $18,000 for a 19.5% ownership interest in a private company.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2001	Orbis Development, Inc. Registrant By: /s/ David A. Stover David A. Stover, Secretary

PART III

Sequential
Exhibit		Page
Number	Description	Number

3.1 *	Certificate of Incorporation of Registrant, as amended and restated March 1, 2001

3.2	By-Laws of Registrant, as amended March 1, 2001 **

4.1 *	Form of Stock Certificate

4.2	2000 Stock Option Plan **

10.1	Form of proposed agreement with merchants **

10.2	Form of proposed agreement with U.S. acquiring banks **

10.3	Form of proposed agreement with international acquiring bands **

10.4	Form of proposed agreement with gateway providers **

10.5	Form of proposed agreement with transaction processors **

21	Subsidiaries of Registrant **

* Filed herewith

** Incorporated herein by reference to the Company's registration statement on Form 10-SB filed on April 3, 2001